Exhibit 99.1

GREAT PANTHER MINING LIMITED

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2021, and 2020

Expressed in US Dollars

(Unaudited)

Great Panther MINING Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of US dollars - Unaudited)

	June 30, 2021	December 31, 2020
ASSETS
Current assets:
Cash and cash equivalents	$35,229	$63,396
Restricted cash	1,031	1,024
Trade and other receivables (note 4)	17,899	15,644
Inventories (note 5)	30,090	33,743
Other current assets (note 6)	11,352	5,675
	95,601	119,482
Other receivables (note 4)	7,877	11,836
Mineral properties, plant and equipment (note 7)	128,111	110,559
Exploration and evaluation assets	26,580	26,334
Other assets (note 8)	9,170	12,209
	$267,339	$280,420

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade payables and accrued liabilities (note 9(a))	$53,818	$53,221
Current portion of borrowings (note 10)	25,484	30,933
Derivative liabilities (note 11)	—	2,974
Reclamation and remediation provisions - current	6,526	958
	85,828	88,086
Other liabilities (note 9(b))	5,487	6,117
Borrowings (note 10)	833	2,465
Reclamation and remediation provisions	63,183	67,367
Deferred tax liabilities	4,854	4,682
	160,185	168,717
Shareholders’ equity:
Share capital (note 12)	269,919	268,872
Reserves	16,396	11,604
Deficit	(179,161)	(168,773)
	107,154	111,703
	$267,339	$280,420

The accompanying notes are an integral part of these consolidated financial statements.

Commitments and contingencies (note 18)

Subsequent event (note 22)

Approved by the Board of Directors

“David Garofalo”	“Elise Rees”
David Garofalo, Director	Elise Rees, Director

1

Great Panther MINING Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(Expressed in thousands of US dollars, except per share amounts - Unaudited)

For the three and six months ended June 30, 2021 and 2020

	Three months ended		Six months ended
	June 30,		June 30,
	2021	2020	2021	2020
Revenue (note 13)	$52,097	$67,028	$104,667	$115,078

Cost of sales
Production costs (note 14)	44,982	31,373	77,726	65,222
Amortization and depletion	7,753	11,794	16,550	20,025
	52,735	43,167	94,276	85,247

Mine operating earnings (loss)	(638)	23,861	10,391	29,831

General and administrative expenses (note 15)	3,574	3,589	7,962	7,183

Exploration, evaluation, and development expenses
Exploration and evaluation expenses (note 16)	2,843	2,217	5,455	5,125
Mine development costs	1,145	313	2,033	877
Change in reclamation and remediation provisions	4	11	—	34
	3,992	2,541	7,488	6,036

Care and maintenance costs	—	322	—	551

Operating earnings (loss)	(8,204)	17,409	(5,059)	16,061

Finance and other income (expense)
Finance income	69	74	137	179
Finance expense	(529)	(689)	(1,397)	(1,477)
Other expense (note 17)	(1,522)	(7,885)	(3,848)	(46,350)
	(1,982)	(8,500)	(5,108)	(47,648)

Income (loss) before income taxes	(10,186)	8,909	(10,167)	(31,587)

Income tax expense (recovery)	(129)	357	221	325

Net income (loss) for the period	$(10,057)	$8,552	$(10,388)	$(31,912)

Earnings (loss) per share - basic (note 12(d))	$(0.03)	$0.03	$(0.03)	$(0.10)
Earnings (loss) per share - diluted (note 12(d))	$(0.03)	$0.03	$(0.03)	$(0.10)

The accompanying notes are an integral part of these consolidated financial statements.

2

Great Panther MINING Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Expressed in thousands of US dollars - Unaudited)

For the three and six months ended June 30, 2021 and 2020

	Three months ended		Six months ended
	June 30,		June 30,
	2021	2020	2021	2020

Net income (loss) for the period	$(10,057)	$8,552	$(10,388)	$(31,912)

Other comprehensive income (loss) (“OCI”), net of tax
Foreign currency translation	11,858	(5,841)	4,283	(10,873)
Change in fair value of financial assets designated as fair value through OCI, net of tax	1	—	1	1
	11,859	(5,841)	4,284	(10,872)

Total comprehensive income (loss) for the period	$1,802	$2,711	$(6,104)	$(42,784)

The accompanying notes are an integral part of these consolidated financial statements.

3

Great Panther MINING Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Expressed in thousands of US dollars, except number of common shares - Unaudited)

For the six months ended June 30, 2021 and 2020

	Share capital		Reserves
	Number of common shares (000s)	Amount	Share options and warrants	Foreign currency translation	Fair value	Total reserves	Deficit	Total shareholders’ equity
Balance, January 1, 2020	311,941	$252,186	$20,575	$(2,972)	$(183)	$17,420	$(169,107)	$100,499
Shares issued for bought deal financing (note 12(e))	40,250	14,705	—	—	—	—	—	14,705
Restricted and deferred share units settled	696	530	(530)	—	—	(530)	—	—
Shares issued upon settlement of obligation	88	39	—	—	—	—	—	39
Share options exercised	15	10	(3)	—	—	(3)	—	7
Share-based compensation	—	—	1,407	—	—	1,407	—	1,407
Comprehensive income (loss)	—	—	—	(10,873)	1	(10,872)	(31,912)	(42,784)
Balance, June 30, 2020	352,990	$267,470	$21,449	$(13,845)	$(182)	$7,422	$(201,019)	$73,873

Balance, January 1, 2021	355,033	$268,872	$21,815	$(10,029)	$(182)	$11,604	$(168,773)	$111,703
Restricted and deferred share units settled	838	591	(591)	—	—	(591)	—	—
Share options exercised	651	456	(132)	—	—	(132)	—	324
Share-based compensation	—	—	1,231	—	—	1,231	—	1,231
Comprehensive income (loss)	—	—	—	4,283	1	4,284	(10,388)	(6,104)
Balance, June 30, 2021	356,522	$269,919	$22,323	$(5,746)	$(181)	$16,396	$(179,161)	$107,154

The accompanying notes are an integral part of these consolidated financial statements.

4

Great Panther MINING Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of US dollars - Unaudited)

For the three and six months ended June 30, 2021 and 2020

	Three months ended		Six months ended
	June 30,		June 30,
	2021	2020	2021	2020
Cash flows from operating activities:
Net income (loss) for the period	$(10,057)	$8,552	$(10,388)	$(31,912)
Items not involving cash:
Amortization and depletion	7,885	11,909	16,792	20,252
Change in reclamation and remediation provision	4	11	—	34
Loss on derivative instruments	—	3,741	572	29,786
Unrealized foreign exchange loss (gain)	(257)	4,859	(442)	13,988
Income tax expense (recovery)	(129)	357	221	325
Share-based compensation	642	1,231	1,231	1,407
Other non-cash items (note 20(a))	1,263	1,255	2,687	2,776
Interest received	70	68	137	173
Interest paid	(319)	(1,028)	(771)	(1,809)
Settlement of derivative instruments	—	(6,953)	(3,546)	(9,387)
Income taxes paid	(34)	106	(135)	(631)
	(932)	24,108	6,358	25,002
Changes in non-cash working capital:
Trade and other receivables	719	(2,188)	2,406	(152)
Inventories	7,040	381	4,349	327
Other current assets	303	(2,125)	(2,160)	(5,084)
Trade payables and accrued liabilities	(625)	(677)	(2,119)	11,163
Net cash provided by operating activities	6,505	19,499	8,834	31,256

Cash flows from investing activities:
Cash restricted for Coricancha environmental bond	(398)	19	(400)	26
Additions to mineral properties, plant and equipment	(14,488)	(7,925)	(27,478)	(24,356)
Net cash provided by (used in) investing activities	(14,886)	(7,906)	(27,878)	(24,330)

Cash flows from financing activities:
Proceeds from bought deal financing, net (note 12(e))	—	14,705	—	14,705
Payment of lease liabilities	(1,513)	(1,402)	(2,969)	(3,043)
Proceeds from borrowings	6,900	3,219	9,550	20,569
Repayment of borrowings	(8,275)	(6,939)	(16,717)	(14,581)
Proceeds from exercise of share options	319	2	324	7
Net cash provided by (used in) financing activities	(2,569)	9,585	(9,812)	17,657

Effect of foreign currency translation on cash and cash equivalents	715	232	689	(1,348)

Increase (decrease) in cash and cash equivalents	(10,235)	21,410	(28,167)	23,235
Cash and cash equivalents, beginning of period	45,464	38,795	63,396	36,970
Cash and cash equivalents, end of period	$35,229	$60,205	$35,229	$60,205

The accompanying notes are an integral part of these consolidated financial statements.

Supplemental cash flow information (note 20)

5

Great Panther mining Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and six months ended June 30, 2021 and 2020 (Unaudited)

1.	NATURE OF OPERATIONS

Great Panther Mining Limited (“Great Panther” or the “Company”) is a public company listed on the Toronto Stock Exchange (“TSX”) trading under the symbol GPR, and on the NYSE American trading under the symbol GPL and is incorporated and domiciled in Canada. The Company’s registered and records office is located at 1330 - 200 Granville Street, Vancouver, BC.

The Company has three wholly owned mining operations including the Tucano gold mine (“Tucano”), which produces gold doré and is located in Amapá State in northern Brazil. In Mexico, Great Panther operates the Topia mine (“Topia”) in the state of Durango, which produces concentrates containing silver, gold, lead and zinc, and the Guanajuato Mine Complex (the “GMC”) in the state of Guanajuato. The GMC comprises the Guanajuato mine (“Guanajuato”), the San Ignacio mine (“San Ignacio”) and the Cata processing plant, which produces silver and gold concentrates.

The Company also wholly owns the Coricancha Mine Complex (“Coricancha”), a gold-silver-copper-lead-zinc mine and 600 tonnes per day processing facility in the central Andes of Peru, approximately 90 kilometres east of Lima. Coricancha was acquired by the Company in June 2017, having been placed on care and maintenance by its previous owner in August 2013. The Company continues to evaluate a restart of Coricancha.

The Company has a portfolio of exploration projects. The El Horcón property is located 100 kilometres by road northwest of Guanajuato, Santa Rosa is located 15 kilometres northeast of Guanajuato, and the Plomo property is located in Sonora, Mexico. The Argosy property is located in the Red Lake Mining District in northwestern Ontario, Canada.

These condensed interim consolidated financial statements (“consolidated financial statements”) have been prepared on a going concern basis, which contemplates the continuity of normal business activity and the realization of assets and the settlement of liabilities in the normal course of business.

In March 2020, the World Health Organization declared a global pandemic following the emergence and rapid spread of a novel strain of the coronavirus respiratory disease (“COVID-19”). The Company continues to closely monitor the developments of COVID-19, and its variants, with a focus on the jurisdictions in which the Company operates and its head office location in Canada. The worldwide spread of COVID-19 is prompting governments to implement different measures to curb the spread of COVID-19 regularly. During this period of uncertainty, the Company’s priority is to continue to safeguard the health and safety of personnel and host communities, support and enforce government actions to slow the spread of COVID-19 and assess and mitigate the risks to the business continuity. As the extent and duration of the impacts from COVID-19 remain unclear, the Company’s estimates and assumptions may evolve as conditions change. Actual results could differ significantly from those estimates.

2.	BASIS OF PREPARATION

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These should be read in conjunction with the Company’s most recent annual consolidated financial statements as at and for the year ended December 31, 2020. The accounting policies and critical estimates applied by the Company in these condensed interim consolidated financial statements are the same as those applied in the most recent annual consolidated financial statements. These condensed interim consolidated financial statements do not include all the information required for full annual financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of changes in the Company’s financial position and performance since the most recent annual consolidated financial statements.

These condensed interim consolidated financial statements were approved by the Company’s Board of Directors on August 4, 2021.

6

Great Panther mining Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and six months ended June 30, 2021 and 2020 (Unaudited)

3.	Accounting standards issued and adopted on January 1, 2021
(a)	New and amended IFRS standards not yet effective

New accounting standards and interpretations that have been published are not mandatory for the current period and have not been early adopted. These standards are not expected to have a material impact on the Company.

4.	TRADE AND OTHER RECEIVABLES

	June 30, 2021	December 31, 2020
Current
Trade receivables	$2,770	$2,011
Value-added tax receivable	4,289	3,839
PIS / COFINS - Brazil (a)	9,874	8,732
Judicial deposits - Brazil	314	302
Other	652	760
	17,899	15,644
Non-Current
PIS / COFINS - Brazil (a)	4,728	9,058
Income taxes recoverable - Brazil	3,016	2,764
Other	133	14
	$7,877	$11,836
(a)	PIS/COFINS

The PIS (Program of Social Integration) and COFINS (Contribution for the Financing of Social Security) are Brazilian federal taxes that apply to all companies in the private sector. PIS is a mandatory employer contribution to an employee savings initiative, and COFINS is a contribution to finance the social security system. Companies are required to calculate and remit PIS and COFINS based on monthly gross revenues. The Company’s Brazilian gold sales are zero-rated for PIS/COFINS purposes; however, the current legislation allows for input tax credits to offset the amounts due by applying rates of 1.65% for PIS and 7.65% for COFINS, respectively, to some of the purchases in Brazil. As such, the Company has PIS/COFINS credits recorded as receivables.

The Company continues to pursue the refund of its PIS/COFINS receivables. To the extent the Company is unable to receive refunds for all its PIS/COFINS assets, the PIS/COFINS assets are expected to be recoverable through the Company generating future Brazilian federal tax liabilities. At the Company’s election, these federal tax liabilities can be offset against the Company’s PIS/COFINS assets.

7

Great Panther mining Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and six months ended June 30, 2021 and 2020 (Unaudited)

5.	INVENTORIES

	June 30, 2021	December 31, 2020
Concentrate	$791	$578
Ore stockpiles	3,115	11,562
Materials and supplies	23,127	18,538
Gold in circuit	1,095	1,266
Gold bullion	1,958	1,794
Silver bullion	4	5
	$30,090	$33,743

During the three and six months ended June 30, 2021, the inventory recognized as cost of sales was $55.6 million and $95.4 million, respectively (three and six months ended June 30, 2020 - $29.3 million and $61.3 million, respectively), which includes production costs and amortization and depletion directly attributable to the inventory production process.

6.	OTHER CURRENT ASSETS

	June 30, 2021	December 31, 2020
Prepaid expenses and deposits	$6,321	$3,569
Reimbursement rights (note 8(a))	4,943	1,918
Other current assets	88	188
	$11,352	$5,675

8

Great Panther mining Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and six months ended June 30, 2021 and 2020 (Unaudited)

7.	MINERAL PROPERTIES, PLANT AND EQUIPMENT
	Mineral properties - depletable	Mineral properties - non depletable	Plant and equipment	Land and buildings	Furniture, fixtures and equipment	Right-of-use assets	Total
Cost
Balance, January 1, 2021	$88,162	$33,869	$76,081	$23,797	$5,507	$18,905	$246,321
Additions	24,787	—	1,561	1,043	88	2,747	30,226
Change in remediation provision	(389)	—	(115)	—	—	—	(504)
Foreign exchange translation difference	3,524	1,317	1,491	901	14	715	7,962
Balance, June 30, 2021	$116,084	$35,186	$79,018	$25,741	$5,609	$22,367	$284,005

Accumulated depreciation
Balance, January 1, 2021	$53,625	$—	$56,918	$9,343	$4,933	$10,943	$135,762
Amortization and depletion	9,865	—	2,307	1,553	119	2,579	16,423
Foreign exchange translation difference	1,642	—	1,069	440	(1)	559	3,709
Balance, June 30, 2021	$65,132	$—	$60,294	$11,336	$5,051	$14,081	$155,894

Carrying value, June 30, 2021	$50,952	$35,186	$18,724	$14,405	$558	$8,286	$128,111

	Mineral properties - depletable	Mineral properties - non depletable	Plant and equipment	Land and buildings	Furniture, fixtures and equipment	Right-of-use assets	Total
Cost
Balance, January 1, 2020	$58,237	$43,186	$83,335	$22,548	$5,636	$22,685	$235,627
Additions	32,754	—	3,499	5,692	3	890	42,838
Change in remediation provision	3,546	—	(342)	—	—	—	3,204
Foreign exchange translation difference	(6,375)	(9,317)	(10,411)	(4,443)	(132)	(4,670)	(35,348)
Balance, December 31, 2020	$88,162	$33,869	$76,081	$23,797	$5,507	$18,905	$246,321

Accumulated depreciation
Balance, January 1, 2020	$38,964	$—	$44,769	$5,726	$4,549	$7,809	$101,817
Amortization and depletion	15,790	—	15,435	4,508	430	4,881	41,044
Foreign exchange translation difference	(1,129)	—	(3,286)	(891)	(46)	(1,747)	(7,099)
Balance, December 31, 2020	$53,625	$—	$56,918	$9,343	$4,933	$10,943	$135,762

Carrying value, December 31, 2020	$34,537	$33,869	$19,163	$14,454	$574	$7,962	$110,559

9

Great Panther mining Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and six months ended June 30, 2021 and 2020 (Unaudited)

(a)	Leases
i)	Right-of-use assets

	Mining equipment	Power generators	Vehicles	Office & Communication	Land easements	Total
Balance, January 1, 2021	$3,925	$2,508	$476	$478	$575	$7,962
Additions	1,961	6	119	—	661	2,747
Amortization and depletion	(1,470)	(680)	(238)	(103)	(88)	(2,579)
Foreign exchange translation difference	91	58	7	—	—	156
Balance, June 30, 2021	$4,507	$1,892	$364	$375	$1,148	$8,286

	Mining equipment	Power generators	Vehicles	Office & Communication	Land easements	Total
Balance, January 1, 2020	$7,376	$5,035	$1,095	$658	$712	$14,876
Additions	801	—	—	89	—	890
Amortization and depletion	(2,663)	(1,437)	(378)	(266)	(137)	(4,881)
Foreign exchange translation difference	(1,589)	(1,090)	(241)	(3)	—	(2,923)
Balance, December 31, 2020	$3,925	$2,508	$476	$478	$575	$7,962

ii)	Lease liabilities

	June 30, 2021	December 31, 2020
Maturity analysis - contractual undiscounted cash flows
Less than one year	$6,487	$5,855
One to five years	5,590	5,475
More than five years	86	98
Total undiscounted lease liabilities	12,163	11,428
Lease liabilities in the Consolidated Statement of Financial Position	11,594	11,221
Current (note 9 (a))	6,299	5,296
Non-current (note 9 (b))	$5,295	$5,925

10

Great Panther mining Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and six months ended June 30, 2021 and 2020 (Unaudited)

iii)	Amount recognized in the Consolidated Statements of Comprehensive Income

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Interest on lease liabilities	$250	$278	$465	$630
Variable lease payments not included in the measurement of lease liabilities	11,518	12,202	24,603	26,601
Expenses relating to short-term leases	5,187	1,956	11,708	6,544
Expenses relating to leases of low-value assets, excluding short-term leases of low-value assets	3	1	5	5

The Company has elected not to separate the lease component from the non-lease component for short-term leases that have a lease term of less than one year.

8.	OTHER ASSETS

	June 30, 2021	December 31, 2020
Reimbursement rights (a)	$9,138	$12,178
Restricted cash	32	31
	$9,170	$12,209
(a)	Reimbursement rights

Pursuant to the acquisition of Coricancha, the vendors, Nyrstar International B.V. and Nyrstar Netherlands (Holdings) B.V. (together “Nyrstar”) and their parent company (at the time of the acquisition, Nyrstar N.V. and subsequently replaced by NN2 Newco Limited), agreed to reimburse the Company for:

•	the cost of movement and reclamation of certain legacy tailings facilities should the regulatory authorities require these to be moved, up to a maximum of $20.0 million; and
•	all fines or sanctions that arise before or after closing resulting from activities or ownership of Coricancha prior to June 30, 2017, up to a maximum of $4.0 million.
9.	TRADE PAYABLES AND ACCRUED LIABILITIES AND OTHER LIABILITIES
(a)	Trade payables and accrued liabilities

	June 30, 2021	December 31, 2020
Trade payables	$23,081	$27,478
Accrued liabilities	18,871	14,758
Taxes payable	3,250	3,306
Lease liabilities	6,299	5,296
Other payables	2,317	2,383
	$53,818	$53,221

11

Great Panther mining Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and six months ended June 30, 2021 and 2020 (Unaudited)

(b)	Other liabilities

	June 30, 2021	December 31, 2020
Lease liabilities	$5,295	$5,925
Accrued liabilities	192	192
	$5,487	$6,117

10.	BORROWINGS

	MACA	Unsecured bank facilities	Bradesco	Samsung	Total
Balance, January 1, 2021	$3,010	$17,516	$2,404	$10,468	$33,398
Borrowings	—	9,550	—	—	9,550
Interest accrued	18	465	111	208	802
Principal repayments	(2,937)	(8,400)	(556)	(4,824)	(16,717)
Interest payments	(59)	(254)	(159)	(212)	(684)
Foreign exchange	(32)	—	—	—	(32)
Balance, June 30, 2021	$—	$18,877	$1,800	$5,640	$26,317
Current	$—	$18,877	$967	$5,640	$25,484
Non-current	$—	$—	$833	$—	$833

(a)	Unsecured bank facilities

The Company has unsecured, revolving, interest-bearing bank facilities totalling $18.9 million. The unsecured bank facilities are denominated in US dollars (“USD”) and are interest bearing at a weighted average fixed interest rate of 5.4% per annum and are repayable through January 2022.

(b)	Bradesco

On March 11, 2020, the Company received a USD denominated loan from Bradesco in the amount of $10.0 million, with net loan proceeds of $2.5 million as $7.5 million is required to be retained as cash collateral. The loan matures on February 24, 2023 and is required to be repaid in nine quarterly repayments of $1.1 million commencing March 5, 2021. The return of the cash collateral will be proportionate to the quarterly loan repayments, resulting in net quarterly repayments of $0.3 million commencing March 5, 2021. The loan principal of $10.0 million bears interest at 3.7% per annum, and the cash collateral of $7.5 million bears interest from 1.55% to 2.40% per annum. The cash collateral of $7.5 million has been netted against the $10.0 million borrowings at June 30, 2021.

(c)	Samsung

On January 6, 2020, the Company entered an $11.3 million gold doré prepayment agreement with Samsung (the “Agreement”). In consideration of delivery and sale of approximately 3,000 ounces of gold contained in doré per month over a two-year period commencing January 2020 from Tucano, Samsung has agreed to advance $11.3 million (the “Advance”) to Great Panther. Gold deliveries are sold at a 0.65% discount to the benchmark price of gold at the time of delivery. The Advance is repayable in equal monthly instalments of $0.8 million which commenced December 2020 and continue to January 2022 such that all amounts outstanding to Samsung will be repaid in full. The Advance bears interest at an annual rate of 3-month USD LIBOR plus 5% and is secured by a pledge of all equity interests in Great Panther’s Brazilian subsidiary that owns Tucano. Great Panther has a full option for early repayment of the Advance, subject to a 3% penalty applied to the outstanding balance. The Agreement also provides Samsung with a right of offer for concentrates produced from Coricancha in certain circumstances.

12

Great Panther mining Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and six months ended June 30, 2021 and 2020 (Unaudited)

11.	FINANCIAL INSTRUMENTS

At June 30, 2021, the fair value of the Company’s long-term borrowings approximates their carrying values measured based on the level 2 of the fair value hierarchy.

The fair value of other financial instruments approximates their carrying values due to their short-term nature.

The Company had no outstanding non-deliverable forward foreign exchange contracts for Brazilian real (“BRL”) against USD at June 30, 2021. At December 31, 2020, the Company had BRL 88.2 million of non-deliverable forward foreign exchange contracts for which the fair value of these contracts resulted in a liability of $3.0 million.

12.	SHARE CAPITAL
(a)	Share options
	Six months ended June 30, 2021			Six months ended June 30, 2020
	Options (000’s)	Weighted average exercise price		Options (000’s)	Weighted average exercise price
Outstanding, January 1	9,709	C$	1.00	8,316	C$	1.20
Granted	2,341		1.04	6,155		0.55
Forfeited/Expired	(2,466)		1.42	(2,210)		0.82
Exercised	(651)		0.61	(16)		0.65
Outstanding, June 30	8,933	C$	0.92	12,245	C$	0.94
Exercisable, June 30	3,974	C$	1.07	4,304	C$	1.43

Range of exercise prices	Options outstanding (000’s)	Weighted average remaining contractual life (years)	Options exercisable (000’s)	Weighted average exercise price
C$0.54 to $0.62	3,379	3.78	1,275	C$	0.54
C$0.63 to $1.10	3,936	4.04	1,123		0.92
C$1.11 to $1.62	1,011	2.08	969		1.48
C$1.63 to $2.19	607	0.77	607		1.83
	8,933	3.50	3,974	C$	1.07

During the three and six months ended June 30, 2021, the Company recorded share-based compensation expense relating to share options of $0.1 million and $0.3 million, respectively (three and six months ended June 30, 2020 - $0.2 million and $0.3 million, respectively).

The weighted average fair value of options granted during the six months ended June 30, 2021, was C$0.49 (six months ended June 30, 2020 - C$0.23). The grant date fair value of share options granted was determined using a Black Scholes option pricing model using the following weighted average assumptions:

13

Great Panther mining Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and six months ended June 30, 2021 and 2020 (Unaudited)

	2021	2020
Risk-free interest rate	0.54%	Nil
Expected life (years)	3.14	Nil
Annualized volatility	71%	Nil
Forfeiture rate	20%	Nil

The annualized volatility assumption is based on the historical volatility of the Company’s common share price on the Toronto Stock Exchange. The risk-free interest rate assumption is based on government bonds with a remaining term equal to the expected life of the options.

(b)	Restricted share units ("RSUs"), Performance based restricted share unit (“PSUs”) and Deferred share units ("DSUs")

The following table summarizes information about the RSUs outstanding at June 30, 2021 and 2020:

	Six months ended June 30, 2021			Six months ended June 30, 2020
	Number of units	Weighted average grant date fair value ($/unit)		Number of units	Weighted average grant date fair value ($/unit)
Balance at January 1	1,911,434	C$	0.70	1,243,530	C$	1.19
Granted	776,270		1.04	1,636,000		0.56
Settled	(550,242)		0.76	(695,736)		1.06
Cancelled	(403,186)		0.72	(98,399)		1.15
Outstanding at June 30	1,734,276	C$	0.83	2,085,395	C$	0.74

The following table summarizes information about the PSUs outstanding at June 30, 2021, and 2020:

	Six months ended June 30, 2021			Six months ended June 30, 2020
	Number of units	Weighted average grant date fair value ($/unit)		Number of units	Weighted average grant date fair value ($/unit)
Balance at January 1	1,904,500	C$	0.70	531,000	C$	1.14
Granted	780,968		1.04	1,510,700		0.56
Cancelled	(472,619)		0.68	(71,100)		1.03
Outstanding at June 30	2,212,849	C$	0.82	1,970,600	C$	0.70

14

Great Panther mining Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and six months ended June 30, 2021 and 2020 (Unaudited)

The following table summarizes information about the DSUs outstanding at June 30, 2021, and 2020:

	Six months ended June 30, 2021			Six months ended June 30, 2020
	Number of units	Weighted average grant date fair value ($/unit)		Number of units	Weighted average grant date fair value ($/unit)
Balance at January 1	2,420,189	C$	0.78	946,150	C$	1.19
Granted	781,354		0.91	2,020,200		0.57
Settled	(288,500)		1.11	—		—
Outstanding at June 30	2,913,043	C$	0.78	2,966,350	C$	0.76

During the three and six months ended June 30, 2021, the Company recorded share-based compensation expense relating to RSUs, PSUs, and DSUs of $0.5 million and $0.9 million, respectively (three and six months ended June 30, 2020 - $1.0 million and $1.1 million, respectively).

(c)	Share purchase warrants

The Company has issued 9,749,727 share purchase warrants at an exercise price of $1.317 per share. 6,321,695 share purchase warrants have an expiry date of May 17, 2022, and 3,428,032 share purchase warrants have an expiry date of June 27, 2022.

(d)	Earnings (loss) per share
	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Income (loss) attributable to equity owners	$(10,057)	$8,552	$(10,388)	$(31,912)
Weighted average number of shares (000's)	355,659	330,497	355,659	321,222
Earnings (loss) per share ‒ basic	$(0.03)	$0.03	$(0.03)	$(0.10)

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Income (loss) attributable to equity owners	$(10,057)	$8,552	$(10,388)	$(31,912)

Weighted average number of shares (000's)	355,659	330,497	355,659	321,222
Incremental shares from RSUs, PSUs and DSUs	—	6,367	—	—
Weighted average diluted number of shares (000’s)	355,659	336,864	355,659	321,222

Earnings (loss) per share ‒ diluted	$(0.03)	$0.03	$(0.03)	$(0.10)

Anti-dilutive share purchase options, warrants, deferred share units, restricted share units and performance share units have not been included in the diluted earnings per share calculation.

15

Great Panther mining Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and six months ended June 30, 2021 and 2020 (Unaudited)

(e)	Financings

On May 20, 2020, the Company closed a bought deal financing for aggregate gross proceeds of $16.1 million, pursuant to which the Company issued 40,250,000 common shares of the Company at the price of $0.40 per share. The Company paid a cash commission to the underwriters equal to 6% of the gross proceeds of the financing and recognized net proceeds of $14.7 million after deducting share issuance costs.

13.	Revenue

The Company generates revenue primarily from the sale of precious metals, consisting of metal concentrates and refined gold.

In the following table, revenue is disaggregated by the geographic location of the Company’s mines and major products.

	Three months ended June 30,
	2021			2020
	Brazil	Mexico	Total	Brazil	Mexico	Total
Gold	$38,951	$3,386	$42,337	$62,274	$1,713	$63,987
Silver	103	8,563	8,666	120	2,524	2,644
Lead	—	763	763	—	295	295
Zinc	—	1,004	1,004	—	370	370
Ore processing revenue	—	—	—	—	—	—
Smelting and refining charges	(11)	(953)	(964)	(26)	(519)	(545)
Revenue from contracts with customers	$39,043	$12,763	$51,806	$62,368	$4,383	$66,751
Changes in fair value from provisional pricing	—	291	291	—	277	277
Total revenue	$39,043	$13,054	$52,097	$62,368	$4,660	$67,028

16

Great Panther mining Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and six months ended June 30, 2021 and 2020 (Unaudited)

	Six months ended June 30,
	2021			2020
	Brazil	Mexico	Total	Brazil	Mexico	Total
Gold	$79,407	$6,656	$86,063	$100,270	$5,900	$106,170
Silver	183	16,653	16,836	177	8,346	8,523
Lead	—	1,618	1,618	—	984	984
Zinc	—	2,249	2,249	—	1,429	1,429
Ore processing revenue	—	—	—	—	34	34
Smelting and refining charges	(24)	(2,177)	(2,201)	(44)	(1,784)	(1,828)
Revenue from contracts with customers	$79,566	$24,999	$104,565	$100,403	$14,909	$115,312
Changes in fair value from provisional pricing	—	102	102	—	(234)	(234)
Total revenue	$79,566	$25,101	$104,667	$100,403	$14,675	$115,078

The amount of revenue recognized in the three and six months ended June 30, 2021, from performance obligations satisfied (or partially satisfied) in the previous period, due to the current period settlement of metal concentrate revenue recognized in the prior periods were reductions of revenue of $nil million and $0.2 million, respectively. At June 30, 2021, the Company had $4.4 million in revenue subject to provisional pricing in relation to the sale of concentrates.

14.	PRODUCTION COSTS
	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Raw materials and consumables	$14,873	$10,747	$27,263	$24,471
Salaries and employee benefits	4,854	3,445	9,395	7,640
Contractors	14,863	10,059	28,831	24,556
Repairs and maintenance	389	272	676	595
Site administration	1,158	807	2,157	1,848
Royalties	1,065	1,607	2,184	2,685
Mining duties	55	20	109	68
Share-based compensation	134	100	233	147
	37,391	27,057	70,848	62,010
Change in inventories	7,591	3,049	6,878	1,945
	44,982	30,106	77,726	63,955
Unabsorbed fixed costs (a)	—	1,267	—	1,267
Total production costs	$44,982	$31,373	$77,726	$65,222

(a)	Unabsorbed fixed costs

The Company’s operations in Mexico were shut down during April and May 2020 as a result of government orders due to the COVID-19 pandemic. During the shutdown, the Company incurred fixed costs for these operations, which otherwise would have been recorded to inventory but were expensed as incurred.

17

Great Panther mining Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and six months ended June 30, 2021 and 2020 (Unaudited)

15.	GENERAL AND ADMINISTRATIVE EXPENSES
	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Salaries and employee benefits	$1,176	$775	$3,086	$2,347
Professional fees	313	477	601	974
Office and other expenses	1,491	1,114	3,119	2,424
Amortization	132	115	242	227
Share-based compensation	462	1,108	914	1,211
Total general and administrative expenses	$3,574	$3,589	$7,962	$7,183

16.	EXPLORATION AND EVALUATION EXPENSES
	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Salaries and employee benefits	$573	$494	$1,120	$1,156
Raw materials and consumables	596	315	932	330
Professional fees	1,262	619	2,402	2,266
Office and other expenses	366	766	917	1,324
Share-based compensation	46	23	84	49
Total exploration and evaluation expenses	$2,843	$2,217	$5,455	$5,125

17.	OTHER EXPENSE
	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Accretion expense	$803	$640	$1,427	$1,478
Loss on derivative instruments	—	3,741	572	29,786
Foreign exchange loss	(58)	3,135	806	13,903
Other expense	777	369	1,043	1,183
	$1,522	$7,885	$3,848	$46,350

18

Great Panther mining Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and six months ended June 30, 2021 and 2020 (Unaudited)

18.	COMMITMENTS AND CONTINGENCIES
(a)	Commitments

As at June 30, 2021, the Company had the following commitments:

	Total	1 year	2-3 years	4-5 years	Thereafter
Operating lease payments	$3	$3	$—	$—	$—
Drilling services	1,685	1,685	—	—	—
Equipment purchases	368	368	—	—	—
Total commitments	$2,056	$2,056	$—	$—	$—

On June 29, 2020, the Company announced it had reached an agreement with Nyrstar and NN2 Newco Limited, the parent of the Nyrstar entities, to amend certain agreements (the “Amending Agreements”) in respect of the Company’s remediation obligations in connection with Great Panther’s 2017 acquisition of Coricancha from Nyrstar. The Amending Agreements include amendments to the Share Purchase Agreement under which the Company purchased Coricancha from Nyrstar and the related agreement for Coricancha under which Nyrstar agreed to fund a portion of the bond to secure remediation costs for Coricancha in the future in respect of a permanent closure of the mine.

Under the Amending Agreements, Nyrstar has agreed to extend its requirement to post remediation bond obligations as security for closure costs at Coricancha beyond the original June 30, 2020 expiry date. The Amending Agreements provide that Nyrstar will maintain a $7.0 million bond (previously $9.7 million) until June 30, 2021 and $6.5 million for the following year, effectively deferring Great Panther’s funding requirements for these amounts until June 30, 2022, unless Great Panther decides to permanently close Coricancha. The Company has provided a deposit to cover its additional $2.7 million bond requirement as of June 30, 2020, and in June 2017 also funded the $1.2 million increase in bond closure amount required by the Ministerio de Energía y Minas de Perú (the“MEM”) at that time. As at June 30, 2021, the total bond amount required by the MEM was $10.9 million, of which Nyrstar is responsible for $6.5 million and the Company is responsible for $4.4 million as described above.

If a decision to permanently close the mine is made, Nyrstar will fund closure costs up to the revised amount of its bond funding obligation, and Coricancha will be required to post the full amount of the required remediation bond with Peruvian government authorities. If no decision is made to permanently close Coricancha by June 30, 2022, then Coricancha will likewise be required to post the full amount of the required reclamation bond. Nrystar’s obligation to indemnify the Company for up to $20.0 million for closure of Cancha 1 and 2 tailings storage facilities is not changed by the Company’s decision regarding Coricancha’s future operating plans.

(b)	Contingencies
i)	GMC

Tailings storage

In February 2016, the Mexican national water authority, Comisión Nacional del Agua (“CONAGUA”), required that the Company make formal applications for permits associated with the occupation and construction of the tailings storage facility (“TSF”) at the GMC. The Company filed its applications, and the authorities conducted an inspection of the TSF and requested further technical information, which the Company submitted in December 2017. In July 2017, the Company submitted to the Mexican environmental permitting authority, Secretaría de Medio Ambiente y Recursos Naturales (“SEMARNAT”), an amendment to the Environmental Impact Statement (“EIS”) requesting an expansion of the existing TSF (Lifts 18 and 19). This was accepted by SEMARNAT subject to approval by CONAGUA and in February 2019 CONAGUA requested additional technical information.

19

Great Panther mining Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and six months ended June 30, 2021 and 2020 (Unaudited)

The Company has been working with permitting authorities to expand the capacity of the GMC’s existing TSF. In parallel, the Company has completed its review to identify technical alternatives to extend its tailings storage capacity utilizing existing permits and has begun modifying the tailings discharge using cyclones to extend the permitted tailings capacity until December 2021. This will allow more time for receipt of the pending expansion approval. However, if the expansion approval of the TSF has not been received in December 2021, or is conditioned, then the Company may need to cease milling operations at the GMC until receipt of the CONAGUA expansion approval or the satisfaction of such conditions. Alternatively, the GMC may enter into toll milling agreements with nearby operations with excess processing and tailings storage capacity or consider alternatives for tailings storage.

Additional water use permits

Since the February 2016 correspondence with CONAGUA, the Company has also determined through its own undertakings that additional CONAGUA permits may be needed in connection with water discharge and water use at the GMC’s TSF. The Company is assessing technical options and is confirming if additional water use permits are required. The Company believes that it will be able to address or mitigate the need for any necessary water discharge and use permits without any impact to its operations but cannot provide complete assurance that there is no risk in this regard. In the fourth quarter of 2019, the Company received the authorization to discharge wastewater from San Ignacio.

ii)	Topia

Topia was accepted into a voluntary environmental audit program supported by the Mexican environmental compliance authority, the Procuraduría Federal de Protección al Ambiente (“PROFEPA”). Devised as a cooperative management strategy, the audit commenced in 2017. The Company completed remediating the important environmental legacy issues but has not reached full compliance with the audit within the timeframe proposed. The Company anticipates that it will be able to achieve full compliance; however, the Company cannot provide complete assurance that upon completion of the compliance program, further reviews will not lead to future suspensions of operations.

On March 9, 2020, the Company disclosed it ceased depositing tailings on the Topia Phase II TSF following a recommendation from the Company's independent tailings management and geotechnical consultants. This was due to an increase in the rate of movement in the material below the TSF that was assumed to be related to an increase in groundwater pressures. During the suspension of non-essential activities due to COVID-19, Great Panther continued monitoring the conditions on Phase I and Phase II and installed additional geotechnical instrumentation. Additionally, tests were carried out to determine the state of the tailings in Phase I and extensive work was carried out to identify the source and reduce the flow of water into the base of the TSF. Consequently, Phase II was restarted based on positive results of monitoring and a stacking plan for Phase II received from a third-party consultant with strict control on sequence and compaction level. The Company has also received the required permit for Phase III, which is expected to be available for use after constructing retaining walls and erosion controls around the base of the facility. Construction work began in March 2021, but was stopped to revise the retaining walls and under drains after the geotechnical reconnaissance drilling indicated over saturated material in zones of the old legacy TSF. A new engineered design supported by the Company’s third-party engineer will be received and remediation implemented after the rainy season. For tailings storage in the longer term, The Company continues to identify additional sites for Phase IV. The previous site did not meet geotechnical standards for construction of a dry stack TSF.

There is no assurance that any remediation plan for Phase I or that the stacking plan for Phase II will be successful in preventing further movement of the tailings. Any movement of the material underlying the TSF could result in significant environmental damage, potential loss of life and property and consequential liability to the Company.

iii)	Coricancha

Coricancha has been on care and maintenance since August 2013 and is subject to oversight by the Organismo de Evaluación y Fiscalización Ambiental (“OEFA”), the Peruvian public agency responsible for environmental assessment and inspection, and by the Organismo Supervisor de la Inversión en Energía y Minería (“OSINERGMIN”), which is the Peruvian regulatory body with oversight responsibility over energy and mining companies.

20

Great Panther mining Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and six months ended June 30, 2021 and 2020 (Unaudited)

Fines and sanctions

Nyrstar has agreed to reimburse the Company for all fines or sanctions that resulted from activities or ownership of Coricancha prior to June 30, 2017, up to a maximum of $4.0 million. Accordingly, a reimbursement right in the amount of $1.5 million has been recorded in respect of fines or sanctions that have been levied by regulatory bodies in Peru.

The Company has accrued for and recorded a further reimbursement right of $0.4 million for certain civil lawsuits filed by individuals and former suppliers.

Legacy tailings facilities

The Company has undertaken the reclamation of certain legacy tailings facilities at Coricancha under a remediation plan approved by the MEM, the relevant regulatory body. In addition, as part of the purchase of Coricancha, the Company has an agreement with Nyrstar for the reimbursement of the cost of these reclamation activities. The Company is seeking approval of a modification to a remediation plan from the MEM in accordance with the recommendations of an independent consultant to preserve the stability of nearby areas by reclaiming the legacy tailings in situ. The Company has changed the scheduling of the reclamation work, pending a decision from the MEM regarding the proposal to modify the approved remediation plan. To protect itself from any pending or future fines, penalties, regulatory action, or charges from government authorities and to request the MEM issue a decision of the proposed modification to the remediation plan for legacy tailings, the Company initiated a Constitutional Case and was successfully awarded an injunction to prevent fines and penalties until MEM issues its decision. Subsequent to the year ended December 31, 2020, the Company was notified of a second instance decision in the Constitutional Case, which unfavourably dismissed the Company’s Constitutional Case. The decision requests that the MEM issue a technical report evaluating the proposed modifications to the remediation plan within two months of the decision. Effective June 10, 2021, the related injunction was cancelled. While the Company has appealed the Constitutional Case proceeding decision, it has been advised that it is not possible to appeal the cancellation of the injunction. The cancellation of the injunction exposes the Company to potential fines, penalties, regulatory action or charges from government authorities. Separately, the Company is reviewing potential alternatives to allow for the full reclamation while preserving the stability of the surrounding areas.

iv)	Tucano

Various claims related to Brazil indirect taxes and labour matters

The Company has various litigation claims from a number of governmental assessments pertaining to indirect taxes and labour disputes associated with former employees and contract labour in Brazil.

The indirect tax matter principally relates to claims for the state sales tax, Imposto Sobre Operações Relativas à Circulação de Mercadorias e Serviços de Transporte Interestadual de Intermunicipal e de Comunicações (“ICMS”), which are mostly related to rate differences. For these claims, the possibility of loss was not considered probable by the Company’s Brazilian attorneys and no provision has been recognized.

The labour matters principally relate to claims made by former employees and contract labour for the equivalent payment of all social security and other related labour benefits, as well as consequential tax claims, as if they were regular employees. As of June 30, 2021, the items for which a loss was probable related to the labour disputes, inclusive of any related interest, amounted to approximately $2.0 million, for which a provision was recognized (as of June 30, 2020 - $2.3 million).

In connection with the above proceedings, a total of $0.3 million (December 31, 2020 - $0.3 million) of escrow cash deposits were made as of June 30, 2021 (note 4). Generally, any escrowed amounts would be refundable to the extent the matters are resolved in the Company’s favour.

21

Great Panther mining Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and six months ended June 30, 2021 and 2020 (Unaudited)

Environmental damages - William Creek

In May 2009, the State of Amapá Public Prosecutor (“MPAP”) filed a public civil action seeking payment for environmental damages caused to William Creek, as well as to other creeks located in the region of influence of Zamin Amapá Mineração (“Zamin”) and Tucano mines. The alleged damage is related to the modification of the creek’s riverbed, soiling and sedimentation. In January 2018, the Amapá State Court ordered Tucano to pay a fine of approximately $1.2 million (BRL 6.0 million plus interest and inflation counted as from the date of the damage) to the State Environmental Fund. As at June 30, 2021, the updated value with interest and inflation is approximately $6.1 million (BRL 30.3 million). The Company is in the process of appealing. Based on legal advice received, the best estimate of the loss is less than the full amount claimed, and the Company has accrued the best estimate of the cost to settle the claim.

Archaeological sites damage

In May 2016 and June 2016, the Brazilian Federal Public Prosecutor (“MPF”) filed public civil actions seeking compensation to be paid by Zamin, the State of Amapá and Tucano for damages to 34 archaeological sites as a result of activities in 2006-2009 at the Amapá-MMX Iron Ore Project currently owned by Zamin and as a result of activities in 2004-2010 at the Amapari Project and for the State of Amapá failing to take proper action during the environmental licensing procedures (the “Archaeological Civil Actions”). During Q4 of 2020, the sixth Lower Court in the Judiciary Section of the State of Amapá ratified a settlement agreement between Tucano and the MPF in respect of the Archeological Civil Actions (the “Settlement Agreement”). Under the terms of the Settlement Agreement, as full and final settlement of the Archaeological Civil Actions, Tucano agreed to earmark BRL 8.0 million, no later than December 31, 2021, for implementation of socio-environmental measures for the benefit of the State of Amapá community, including a combination of community food donations in the first three months following ratification and those socio-environmental measures defined by mutual agreement of Tucano and MPF for the benefit of the communities in the Municipalities of Pedra Branca do Amapari and Serra do Navio funded in the second half of 2021. The Instituto do Patrimônio Histórico e Artístico Nacional - Historic and Artistic National Heritage Institute (“IPHAN”) have sought clarification of the settlement agreement requesting certain of the settlement funds be designated specifically to IPHAN.

In related proceedings, not covered by the Settlement Agreement, Tucano is in the process of appealing fines and damages arising in the Federal Court of Appeal. The likelihood of total loss is not considered probable based on legal advice received. However, the best estimate of the loss is less than the full amount claimed and the Company has accrued the best estimate of costs to settle the claim.

Cyanide usage

In October 2018, the public prosecutor’s office of labour affairs for the State of Amapá filed a public civil action seeking payment for potential damages and medical costs in relation to the Company’s employees’ exposure to cyanide used in the processing of its gold. In August 2019, a regional labour court ordered Tucano to pay compensation of approximately BRL 4.0 million plus interest and inflation for these damages, in addition to surveillance and funding medical costs of any diseases to Tucano’s internal and outsourced employees and former employees, and to stop using cyanide in its production process within one year from the final non-appealable decision on the proceedings. Tucano is in the process of appealing to a Federal Superior Labour Court all aspects of the regional labour court decision. In March 2020, it was accepted that the appeal, exclusively with respect to whether or not the use of cyanide may continue, be admitted for consideration by the Federal Superior Labour Court and the balance of the decision has not yet been accepted for consideration and is under appeal. Tucano is not aware of any circumstances of former or current employees who have suffered health consequences from exposure to cyanide at the Company’s operations. In addition, the Company notes that the use of cyanide in the processing of gold is common in the industry within Brazil and is not prohibited by any federal law in Brazil and that the Company complies with proper safety standards in the use and handling of cyanide in its operations. The Company believes the claims are without merit. As the matter progresses, the Company will review its assessment.

22

Great Panther mining Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and six months ended June 30, 2021 and 2020 (Unaudited)

19.	RELATED PARTY TRANSACTIONS

Other than transactions in the normal course of business with key management personnel, the Company had no transaction between related parties in the three and six months ended June 30, 2021, and 2020. During the three and six months ended June 30, 2021, severance paid was $nil and $0.6 million, respectively, (no severance paid during the three and six months ended June 30, 2020).

20.	SUPPLEMENTAL CASH FLOW INFORMATION
(a)	Other non-cash items
	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Accretion	$803	$640	$1,427	$1,478
Finance expense	529	689	1,397	1,477
Finance income	(69)	(74)	(137)	(179)
	$1,263	$1,255	$2,687	$2,776
(b)	Non-cash investing and financing activities
	Three months ended March 31,		Six months ended June 30,
	2021	2020	2021	2020
Change in reclamation and remediation provision included within mineral properties, plant and equipment and exploration and evaluation assets	$(587)	$859	$(265)	$1,361

Change in lease liability related to right-of-use assets	459	460	2,747	503

23

Great Panther mining Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and six months ended June 30, 2021 and 2020 (Unaudited)

21.	OPERATING SEGMENTS

The Company’s operations are all within the mining sector, consisting of three operating segments, two of which are located in Mexico, one of which is located in Brazil, plus one segment associated with Coricancha in Peru, one Exploration segment and one Corporate segment. Due to diversities in geography and production processes, the Company operates Tucano, the GMC and Topia mines separately, with separate budgeting and evaluation of results of operations and exploration activities. The Coricancha segment contains the net assets associated with Coricancha, and the cost of its exploration, evaluation and development activities are separately budgeted and reported. The Corporate segment provides financial, human resources and technical support to the three mining operations and Coricancha. The GMC operation produces silver and gold in concentrate, and the Topia operation produces silver, gold, lead and zinc in concentrate for refining off-site. The Tucano operation produces gold doré. The Exploration segment includes the Company’s mineral exploration and evaluation assets at Santa Rosa, El Horcón, Plomo and Argosy.

	Operations
	Tucano	GMC	Topia	Coricancha	Exploration	Corporate	Total
Three months ended June 30, 2021
External revenue	$—	$6,105	$6,949	$—	$—	$39,043	$52,097
Intersegment revenue	37,145	—	—	—	—	(37,145)	—
Amortization and depletion	6,776	117	865	63	—	64	7,885
Exploration and evaluation expenses	34	738	353	1,533	63	122	2,843
Non-cash change in reclamation and remediation provision	—	4	—	—	—	—	4
Finance income	33	—	—	—	—	36	69
Finance expense	342	—	—	94	—	93	529
Income (loss) before income taxes	(5,422)	(1,770)	1,299	(1,815)	(133)	(2,345)	(10,186)
Income tax expense (recovery)	(129)	—	—	—	—	—	(129)
Net income (loss)	(5,293)	(1,770)	1,299	(1,815)	(133)	(2,345)	(10,057)
Additions to non-current assets	12,963	(67)	1,131	976	—	—	15,003
Six months ended June 30, 2021
External revenue	$—	$11,955	$13,146	$—	$—	$79,566	$104,667
Intersegment revenue	77,252	—	—	—	—	(77,252)	—
Amortization and depletion	14,621	245	1,692	106	—	129	16,792
Exploration and evaluation expenses	134	1,530	477	2,892	178	244	5,455
Non-cash change in reclamation and remediation provision	—	—	—	—	—	—	—
Finance income	72	—	—	3	—	62	137
Finance expense	983	—	—	186	—	228	1,397
Income (loss) before income taxes	1,715	(3,115)	1,834	(3,619)	(229)	(6,753)	(10,167)
Income tax expense	6	147	68	—	—	—	221
Net income (loss)	1,709	(3,262)	1,766	(3,619)	(229)	(6,753)	(10,388)
Additions to non-current assets	25,713	1,113	2,113	1,021	—	—	29,960

As at June 30, 2021
Total assets	$169,193	$5,950	$15,437	$45,411	$2,146	$29,202	$267,339
Total liabilities	$83,240	$17,212	$2,529	$44,115	$542	$12,547	$160,185

24

Great Panther mining Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and six months ended June 30, 2021 and 2020 (Unaudited)

	Operations
	Tucano	GMC	Topia	Coricancha	Exploration	Corporate	Total
Three months ended June 30, 2020
External revenue	$—	$2,552	$2,108	$—	$—	$62,368	$67,028
Intersegment revenue	55,829	—	—	—	—	(55,829)	—
Amortization and depletion	10,684	383	725	53	—	64	11,909
Exploration and evaluation expenses	3	383	48	1,728	6	49	2,217
Non-cash change in reclamation and remediation provision	—	11	—	—	—	—	11
Care and maintenance costs	—	322	—	—	—	—	322
Finance income	48	—	—	—	—	26	74
Finance expense	344	—	—	—	—	345	689
Income (loss) before income taxes	16,340	(1,001)	(897)	(1,946)	(117)	(3,470)	8,909
Income tax expense	(357)	—	—	—	—	—	(357)
Net income (loss)	15,983	(1,001)	(897)	(1,946)	(117)	(3,470)	8,552
Additions to non-current assets	8,077	141	429	596	—	—	9,243
Six months ended June 30, 2020
External revenue	$—	$8,617	$6,058	$—	$—	$100,403	$115,078
Intersegment revenue	93,220	—	—	—	—	(93,220)	—
Amortization and depletion	17,896	732	1,393	102	—	129	20,252
Exploration and evaluation expenses	365	843	146	3,529	103	139	5,125
Non-cash change in reclamation and remediation provision	—	34	—	—	—	—	34
Care and maintenance costs	—	551	—	—	—	—	551
Finance income	49	—	—	—	—	130	179
Finance expense	828	—	—	1	—	648	1,477
Net income (loss) before income taxes	4,887	(1,281)	(1,886)	(3,751)	124	(29,680)	(31,587)
Income tax expense (recovery)	357	(26)	(14)	—	—	8	325
Net income (loss)	4,530	(1,255)	(1,872)	(3,751)	124	(29,688)	(31,912)
Additions to non-current assets	24,107	762	1,365	(56)	—	42	26,220

As at June 30, 2020
Total assets	$136,265	$6,236	$14,481	$31,078	$2,124	$63,251	$253,435
Total liabilities	$89,571	$14,225	$2,425	$30,040	$2	$43,299	$179,562

22.	SUBSEQUENT EVENT

On August 4, 2021, the Company entered into a share purchase agreement with Newrange Gold Corp. (“Newrange”) under which the Company will sell the shares of its wholly-owned subsidiary Cangold Limited (“Cangold”) to Newrange for a purchase price of CAD$1.0 million paid as a combination of cash and common shares of Newrange. Cangold holds the Company’s interest in the Argosy property in Northern Ontario in the Red Lake Mining District. Prior to closing, the Company will complete a reorganization to retain its 100% interest in the Company’s Plomo property located in Mexico. Completion of the transaction is subject to customary closing conditions.

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